Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended
Subject Company: Gemplus International S.A.
Commission File No. 000-31052
Date: March 9, 2006
On March 9, 2006, Axalto Holding N.V. issued the following press release.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
****

Axalto 2005 Full Year Results	Page 1	March 9, 2006
Axalto Full Year 2005 Results
•	Revenue rises to USD 992 million

•	Gross profit increases to USD 321 million

•	Operating Margin: 8.1%

•	Net income progresses to reach USD 59 million

•	Free cash flow generated during the year: USD 73 million

•	Net cash position at year-end reaches USD 251 million
Amsterdam, 9 March 2005 — Axalto (Euronext: NL0000400653 — AXL) reports today its results for the full year 2005.
Commenting on these results Axalto Chief Executive Officer, Olivier Piou, said: “Axalto set in 2005 several new company financial and industry volume delivery records. 2005 was unusual in terms of seasonality, with strong activity in the first half followed by a slowdown in Asia and electronic passport delays that affected the second part of the year, whereas the first semester is usually significantly lower than the second. Looking at 2006, we expect our business to return to its traditional seasonal pattern. Our combination project with Gemplus is moving forward, to create a world leader in digital security, strongly supported by the vote of confidence of our respective shareholders at the recent general assemblies.”
Axalto

	Full Year 2004	Full Year 2005	Variation
All amounts in USD million

Revenue	960.4	992.3	+3.3%
Gross Profit	315.8	320.8	+1.6%
Gross Margin (%)	32.9%	32.3%
Operating Income	88.6	80.0	(9.7%)
Operating Margin (%)	9.2%	8.1%
Income Before Tax	82.9	82.5	(0.4%)
IBT Margin (%)	8.6%	8.3%
Net Income	57.0	59.3	+4.0%
Return On Sales (%)	5.9%	6.0%
Net Income attributable to equity holders	56.3	57.1	+1.4%

Average number of shares outstanding	40.3 million	40.4 million

Earnings Per Share (basic)	USD 1.40	USD 1.41	+1.1%
Earnings Per Share (fully diluted)	USD 1.38	USD 1.38	=

Axalto 2005 Full Year Results	Page 2	March 9, 2006
A record year in terms of activity and net income
Axalto reported record levels of revenue, net income and return on sales for the full year 2005.
Over the period and compared with 2004, the company increased its revenue to USD 992 million, its gross profit to USD 321 million, and its net income which reached USD 59 million. Operating margin came in at 8.1% and return on sales at 6.0%.
Based on an average number of shares outstanding of 40.4 million over the period, Axalto’s basic earnings per share (EPS) progresses to USD 1.41.
This performance contributed to strong cash generation from operating activities of USD 106 million, and free cash flow of USD 73 million. Axalto’s net cash position at the end of December 2005 improved to USD 251 million.
Strong volume and revenue levels
In 2005, Mobile Communication confirmed its status as the company’s largest and fastest growing product line, expanding by 9% to USD 598 million. During the period, this product line accounted for 60% of Axalto’s revenue.
In regional terms, the Europe Middle East Africa area posted 1% growth compared with 2004, reaching USD 542 million. The Americas recorded the fastest revenue increase, both in absolute terms, adding USD 56 million, and in percentage terms with a + 30% jump in sales, to USD 244 million. During the period, this region became the second largest contributor to Axalto’s revenue, accounting for 25% of the global figure while Asia’s share decreased to 21% due to the contraction of the Chinese demand for mobile communication products and a pause in the growth of the industry in certain South East Asia markets.
Axalto shipped a record 440 million microprocessor cards during 2005, a 24% increase in volume when compared with 2004. Volume growth was most marked in Mobile Communication: Axalto sold over 340 million SIM cards to mobile network operators, a 33% increase on last year’s comparable figure. Volumes in Financial Cards were also excellent, with 78 million microprocessor banking cards delivered.
Operating margin: 8.1%
Axalto’s gross profit for the year grew to USD 321 million, up from USD 316 million in 2004, corresponding to a gross margin of 32.3%. Operating income came in at USD 80 million, i.e. 8.1% of revenue.
The decrease when compared with last year’s level results from the slowdown in activity that characterized the second half of 2005 in Mobile Communication, whose full year gross margin settled at 35.4%, versus 39.1% a year ago. This decrease was due to the erosion in selling prices for SIM cards, which was not fully compensated by the strong growth in volumes shipped and the improvement in the product mix. High-end cards accounted for 37% of SIM card deliveries versus 27% for the same period of last year.
Lower gross margin in Mobile Communication was offset by improvements in the gross profitability of the Financial Cards product line, which rose to 24.5% from 21.5% in 2004, thanks to a more favorable regional sales mix, and of the Public Sector, Access and Other product line which improved by 6 percentage points to 44.7%.
In addition, Axalto continued to enforce strict discipline in operating expenses, which totaled USD 241 million and represented less than a quarter of Axalto’s revenue, at 24.2%.
Activity generates USD 73 million in free cash flow
The strong level of net income, well controlled capital expenditure that remained lower than amortization and depreciation despite the strong increase in volume shipments, and further progress in working capital management enabled Axalto to generate USD 73 million in cash flow from operating and investing activities.

Axalto 2005 Full Year Results	Page 3	March 9, 2006
About Axalto
Axalto (AXAL.PA — Euronext: NL0000400653 — AXL) is the world’s leading provider (Gartner 2005, Frost & Sullivan 2004) of microprocessor cards — the key to digital networks — and a major supplier of point-of-sale terminals. Its 4,500 employees, from over 60 nationalities, serve customers in more than 100 countries, with worldwide sales reaching over 3 billion smart cards to date. With a 25-year experience in smart card innovation, the company leads its industry in security technology and open systems.
Axalto creates new generations of products for use in a variety of applications in the telecommunications, finance, retail, transport, entertainment, healthcare, personal identification, information technology and public sector markets. Microprocessor cards provide convenience, security and privacy to public and private services operators, their customers and end users. For more information, please visit www.axalto.com
     Unless stated otherwise, all comparisons in this document are shown on a current exchange rate basis.
Contacts:
Axalto

Media	Investor Relations	TBWA Corporate
Emmanuelle Saby	Stéphane Bisseuil	Emlyn Korengold
T: + 33 1 46 00 71 04	T: + 33 1 46 00 70 70	T: + 33 1 49 09 66 51
M: + 33 6 09 10 76 10	M: + 33 6 86 08 64 13	M: + 33 6 08 21 93 74
esaby@axalto.com	sbisseuil@axalto.com	emlyn.korengold@tbwa-corporate.com
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the U.S. Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.

Axalto 2005 Full Year Results	Page 4	March 9, 2006
Supplementary information
Revenue
During the full year, Axalto revenue came in at USD 992.3 million, a 3% increase at historical and constant exchange rates compared with the same period of last year, when revenue was USD 960.4 million.
The Americas (NSA) region grew by 30% compared with the same period of last year and became the second largest contributing region to Axalto’s revenue, accounting for a quarter of Axalto’s total revenue, at USD 243.6 million.
The Europe Middle East Africa (EMEA) region grew by 1% at historical and constant exchange rates, compared with 2004, recording revenue of USD 542.0 million which corresponds to 55% of Axalto’s revenue for the period.
Asia’s revenue decreased by 13% to USD 206.8 million compared with the same period of 2004 and represented 21% of Axalto’s total revenue this year.
Gross Margin
Gross profit came in at USD 320.8 million, an increase of 2% on the year-earlier period, when gross profit was USD 315.8 million.
Gross margin inched down by 0.6 percentage points, settling at 32.3% versus 32.9% in 2004.
Operating Expenses
Operating expenses, excluding Other income net, rose by 4% to USD 240.6 million, and by 3% at constant exchange rates, compared with USD 231.2 million in 2004.
These represented 24.2% of revenue, up 0.1 percentage points compared to 2004’s ratio of 24.1%, which had benefited in the first half of shared support costs from Schlumberger.
Operating Margin
Factoring this continued tight control over expenses, the moderate growth in revenue and the slightly lower gross margin, operating income came in at USD 80.0 million, a 10% decrease over the year-earlier period. Operating margin was down 1.1 percentage points, from 9.2% to 8.1%.
Net Income
Axalto generated net income attributable to equity holders of the company of USD 57.1 million in 2005, up 1% on 2004’s comparable figure of USD 56.3 million.
Free Cash Flow
Axalto also generated free cash flow of USD 72.8 million during the period.
Variations of assets and liabilities, including working capital, generated USD 21.9 million of cash flow during the period. Capital expenditure, including the purchase of intangible assets, amounted to USD 36 million, 3.7% of revenue, versus USD 39 million in the same period of last year.
Axalto’s available cash and short-term investment as of December 31, 2005 amounted to USD 259.3 million, and its net cash position was USD 250.5 million at the same date, versus USD 185.0 million on December 31, 2004.

Axalto 2005 Full Year Results	Page 5	March 9, 2006
Product line Information
Cards segment

	Twelve months ended December 31st,
Million USD	2004	2005	Variation

Revenue			%
Mobile Communication	548.8	598.0	+9.0%
Financial Cards	196.2	200.2	+2.0%
Public sector, Access and Other (1)	98.4	79.8	(19.0%)
Prepaid Phone Cards	39.7	39.1	(1.5%)

Total Cards	883.1	917.0	+3.8%

Gross profit
Mobile Communication	214.5	211.5	(1.4%)
Financial Cards	42.3	49.1	+16.1%
Public sector, Access and Other (1)	37.9	35.7	(5.7%)
Prepaid Phone Cards	3.1	5.1	+63.1%

Total Cards	297.7	301.3	+1.2%
Gross margin	33.7%	32.9%

Operating expenses (2)	210.8	225.0	+6.8%

Operating Income	86.9	76.4	(12.2%)
Operating margin	9.8%	8.3%

(1)	Includes the revenue from the licensing of Intellectual Property.

(2)	Including “Other income, net”, in accordance with IFRS
Revenue in the Cards segment rose by 4% when compared with 2004, and by 3% at constant exchange rates.
Growth was strongest in absolute (USD 57.9 million) and relative terms (32%) in the Americas (NSA) region, due to strong demand for SIM cards resulting from an increase in subscribers to newly migrated GSM networks and the pursuit in the product mix improvement. Revenue growth was also driven by the Financial Cards product line which began to benefit from the migration to the EMV standard in Central America and from the extensive roll-out of Axalto contactless payment cards in North America, that began in the second half of 2005. The region accounted for USD 241.0 million in revenue or more than a quarter (26%) of the Cards’ segment revenue.
EMEA posted growth of 2% (and 1% at constant rates) and accounted for USD 482.4 million in revenue or 53% of the Cards’ segment revenue during 2005. The increase stemmed from strong sales of Mobile Communication products in Eastern Europe, Middle East and Africa throughout the year.
Asia’s Cards revenue decreased by 15% to settle at USD 193.6 million for the full year. The inflection was in large part due to the pronounced contraction of Chinese demand for mobile communication products, due to the reorganization among the national operators in preparation for the opening of their local market to international competition in 2007 pursuant to the World Trade Organization’s requirements. Furthermore, market growth in several highly populated countries in South East Asia marked a pause during the year.
Axalto’s microprocessor cards shipments rose by 24% in 2005 to reach a record 440 million units.
SIM cards deliveries to mobile operators grew by 33% to another record 340 million. Deliveries of microprocessor cards to financial institutions were up by 9% to settle at 78 million as demand for Axalto contactless cards grew sharply year-on-year.

Axalto 2005 Full Year Results	Page 6	March 9, 2006
In the Public Sector, Access and Other product line, shipments of microprocessor cards were down 18% on last year’s comparable figure, mainly due to lower deliveries in the Pay TV business.
Gross margin decreased by 0.8 percentage points to settle at 32.9%. In dollar terms, gross profit rose by 1% to reach USD 301.3 million.
Operating expenses, excluding Other income net, increased by 4%.
Operating income in the Cards segment came in at USD 76.4 million, a 12% decrease on the 2004 figure. Resulting operating margin for the Cards segment was 8.3%, a 1.5 percentage point decrease on last year’s comparable figure.
Mobile Communication

	Full year 2004	Full year 2005	Variation
USD million			%

Revenue	548.8	598.0	+9%
Gross profit	214.5	211.5	(1%)
Gross margin (%)	39.1%	35.4%
Revenue in the Mobile Communication product line grew by 9% to USD 598.0 million in 2005.
This growth was mainly driven by a sharp rise in sales volumes and an improved product mix.
SIM card volumes grew by 33% to 340 million units, with all three regions contributing to this growth.
Compared with 2004, the average SIM card selling price contracted by 19% at historical and constant exchange rates, reflecting natural price erosion as well as persistent competitive pressure.
This downtrend was partly offset by volume growth and the product mix improvement accounted for the remaining balance and generated the progression in revenue. On a worldwide basis during 2005, the share of high-end SIM cards in overall SIM card volumes shipped settled at 37%, to be compared with last year’s figure of 27%.
Growth in the Europe, Middle East and Africa region (EMEA) was driven by very strong sales in Eastern Europe, Middle East and Africa.
Activity in Asia decreased by markedly compared with 2004 due primarily to the decline in revenue recorded in China.
The Americas (NSA) region posted impressive growth compared with the previous year driven by a strong increase in the volume of microprocessor cards delivered and by the strong improvement in the region’s product mix.
Mobile Communication gross profit was stable at USD 212 million.
Gross margin was 35.4%, versus 39.1% a year ago mainly due to the erosion of average selling price of SIM cards.
As a result, the Mobile Communication product line accounted for 66% of Axalto’s gross profit in 2005, versus 68% a year ago.

Axalto 2005 Full Year Results	Page 7	March 9, 2006
Financial Cards

	Full year 2004	Full year 2005	Variation
USD million			%

Revenue	196.2	200.2	+2%
Gross profit	42.3	49.1	+16%
Gross margin (%)	21.5%	24.5%
Revenue in the Financial Cards product line came in at USD 200.2 million, an increase of 2% compared with 2004. At constant exchange rates, revenue grew by 1%.
This relatively stable picture in terms of revenue reflects the particularly strong 2004 comparative basis which benefited from exceptional demand related to the EMV migration in the UK and was achieved through substantial evolutions in Axalto’s geographical sales mix. During the year, the company was successful in leveraging the migration to EMV standard worldwide as well as the ongoing contactless payment deployment in the United States.
NSA’s pace of growth was three times as rapid due to the twin factors of EMV and contactless roll-outs. The surge in activity was tangible as NSA accounted for 13% of Axalto’s EMV-enabled cards versus 1% a year ago while Axalto shipped almost 5 million of its contactless payment cards to U.S. banks during the second half of 2005.
Overall microprocessor cards sales volumes rose by 9% to 78 million units.
Gross profit in the Financial Cards product line increased to USD 49.1 million and gross margin rose by 3 points to 24.5%. The Financial Cards product line accounted for 15% of Axalto’s gross profit during 2005, versus 13% a year ago.
Public Sector, Access and Other

	Full year 2004	Full year 2005	Variation
USD million			%

Revenue	98.4	79.8	(19%)
Gross profit	37.9	35.7	(6%)
Gross margin (%)	38.5%	44.7%
     Revenue in this product line decreased to USD 79.8 million, down 19% at historical and constant exchange rates. This evolution stems mainly from a substantial drop in the revenue of the Pay TV business following Axalto’s decision not to renew certain contracts that had become subject to intense price pressures. Revenue derived from microprocessor cards deliveries to the public sector and transport business was up despite the now yearlong delay encountered in many large national programs to deploy electronic passports.
     Gross profit in the Public Sector, Access and Other product line was down 6% to USD 35.7 million and accounted for 11% of Axalto’s gross profit, a similar share as last year.
The 6.2 percentage point increase in gross margin, which settled at 45%, is mainly due to an improved product mix and was all the more remarkable as revenue derived from patents was significantly down when compared to 2004.

Axalto 2005 Full Year Results	Page 8	March 9, 2006
Prepaid Phonecards

	Full Year 2004	Full Year 2005	Variation
USD million			%

Revenue	39.7	39.1	(2%)
Gross profit	3.1	5.1	+63%
Gross margin (%)	7.8%	12.9%
Revenue in the Prepaid Phonecards product line came in at USD 39.1 million in 2005, a 2% decrease, and a 3% decrease at constant exchange rates. This decrease illustrates the downward trend in sales that results from Axalto’s strategic focus on microprocessor cards.
The Prepaid Phonecards product line accounted for less than 4% of Axalto’s total 2005 revenue.
Gross profit jumped to USD 5.1 million, a 63% growth. The product line’s gross margin grew by more than 5 percentage points to settle at just under 13% through an improvement in manufacturing efficiency.
Point-of-Sale Terminals segment

	Full year 2004	Full year 2005	Variation
USD million			%

Revenue	77.3	75.4	(3%)
Gross profit	18.1	19.4	+7%
Gross margin (%)	23.4%	25.8%
Operating expenses (1)	16.4	15.8	(4%)
Operating income	1.7	3.7	+115%
Operating margin	2.2%	4.8%

(1)	Including “Other income net”, in accordance with IFRS
Revenue reported in the Point-of-Sale Terminals segment inched down 3% to USD 75.4 million in 2005.
In 2005, Axalto’s geographically repositioned POS activities were successful in leveraging the expanding EMV migration in EMEA and Asia, extending their customer base beyond the UK and French financial institutions that drove growth in 2004.
Gross profit grew by 7% relative to 2004. Gross margin rose by 2.4 percentage points to 25.8%, reflecting the success of Axalto’s locally outsourced products assembly.
POS operating expenses, including Other income net, decreased by 4% to USD 15.8 million.
This segment reported operating income of USD 3.7 million, more than doubling last year’s USD 1.7 million.

Axalto 2005 Full Year Results	Page 9	March 9, 2006
Revenue by Region

Area		Full year 2004	Full year 2005		Variation at constant
	Segment	(USD m)	(USD m)	Variation (%)	exchange rate (%)

Asia	Cards	227.9	193.6	(15%)	(15%)
	POS	9.4	13.1	39%	38%
	Total	237.3	206.8	(13%)	(13%)

EMEA	Cards	472.2	482.4	2%	1%
	POS	63.7	59.6	(6%)	(6%)
	Total	535.9	542.0	1%	1%

NSA	Cards	183.0	241.0	32%	32%
	POS	4.2	2.6	(38%)	(41%)
	Total	187.2	243.6	30%	30%

	Total Cards	883.1	917.0	4%	3%
	Total POS	77.3	75.4	(3%)	(2%)

	Total AXALTO	960.4	992.3	3%	3%

Consolidated balance sheet highlights as of December 31, 2005

	From audited,	From audited,	Variation
	consolidated balance sheet	consolidated balance sheet	%
USD million	as of December 31, 2004	as of December 31, 2005

Equity	709.3	701.6	(1%)
Cash and short-term investments	223.8	259.3	+16%
Net Cash (*)	185.0	250.5	+35%

(*) Cash and cash equivalents less borrowings
Cash flow statement
Free cash flow generated by Axalto in 2005 was USD 72.8 million.
It stems from:
•	strong generation of cash provided by operating activities, USD 106.2 million, produced by:
¡ USD 84 million of net income, amortization, depreciation and other adjustments

¡ USD 22 million of change in working capital, other assets and liabilities
•	partly offset by capital expenditure (including the purchase of intangible assets) of USD 36 million for the period, representing 3.7% of Axalto’s global revenue, mainly related to capacity increases for the Cards segment

•	Other net cash flows from investing activities was USD 3 million